Lead Real Estate Co., Ltd

July 22, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ameen Hamady Wilson Lee Pam Long Ruairi Regan

Re:	Lead Real Estate Co., Ltd
Amended Draft Registration Statement on Form F-1
Submitted June 16, 2022
CIK No. 0001888980

Ladies and Gentlemen:

This letter is in response to the letter dated June 27, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lead Real Estate Co., Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Enforceability of Civil Liabilities, page 33

1.     We note your reply to comment 1 and your revised disclosure. As per your first and fourth bullets under this heading, please make clear whether any treaties or reciprocity exists with the United States and Japan.

In response to the Staff’s comments, we revised our disclosure on page 33 of Amended Draft Registration Statement No. 2 to make clear that no treaties exist between the United States and Japan and that reciprocity is judged by a Japanese court on a case-by-case basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

2.     We note your response and expanded disclosures related to our comment 3.  Please further describe the reasons for the increase in the accounts receivable for the fiscal year end June 30, 2021 compared to June 30, 2020 associated with the implementation of ASC 606.  In that regard, we note your disclosures on page 54 that the adoption of ASC 606 did not have a material effect on your consolidated financial statements and that the adoption of ASC 606 occurred on July 1, 2019 during the fiscal year ended June 30, 2020.

In response to the Staff’s comments, we revised our disclosure on pages 52 and 54 of Amended Draft Registration Statement No. 2 to clarify that the increase in the accounts receivable for the fiscal year ended June 30, 2021 compared to June 30, 2020 was due to higher revenue for the fiscal year ended June 30, 2021 compared to June 30, 2020, not the implementation of ASC 606.

1. Nature of Operations and Significant Accounting Policies

Revenue Recognition, page F-8

3.     We note your response to our comment 13. Please further expand your disclosures to provide a description of the type of input method used and how the method is applied. See the guidance in ASC 606-10-50-18a.

In response to the Staff’s comments, we revised our disclosure on pages F-9 and F-32 of Amended Draft Registration Statement No. 2 to further expand our disclosures to provide a description of the type of input method used and how the method is applied.

4.     Please expand your disclosures to disclose the typical billing and payment terms under your contracts and how any differences in timing of revenue recognition and invoicing your customers impacts any contract assets or contract liabilities recorded. See ASC 606-10-50-9.  Furthermore, please tell us your consideration of the disclosure requirements related to contract assets and contract liabilities in ASC 606-10-50-8.

In response to the Staff’s comments, we revised our disclosure on pages F-8, F-31, and F-32 of Amended Draft Registration Statement No. 2 to disclose the typical billing and payment terms under our contracts and how any differences in timing of revenue recognition and invoicing our customers impacts any accounts receivable recorded.

We respectfully advise the Staff that, as provided in our response to the previous comment 12, we inadvertently presented the portion of accounts receivable collectible from the implementation of Accounting Standards Codification 606, Revenue from Contracts with Customers, as contract assets in the prospectus and have subsequently removed the references to contract assets in response to the Staff’s comments.

Our customers generally enter into two distinct contracts when they seek to purchase a home from us.

The first is a land sales contract (the “Land Sales Contract”) with the single performance obligation of the delivery of a parcel of land and a point in time revenue recognition. Under the Land Sales Contract, we bill customers (i) upon the execution of the contract and (ii) when control of the land is transferred to the customer, and customers generally pay within the same day of each billing. We do not record receivables under our Land Sales Contracts as we collect land sales revenue recognized within the same day.

The second is a construction contract (the “Construction Contract”) that governs the development of the building with the single performance obligation for the delivery of the completed building and an over time revenue recognition via the input method. Under the Construction Contract, we bill customers (i) upon the execution of the contract and (ii) upon the transfer of a completed building to a buyer on the closing date, and customers generally pay within the same day of each billing. We record receivables under our Construction Contracts since construction development revenue is recognized over time based on the input method.

We respectfully advise the Staff that, in accordance with ASC 606-10-45-1, there does not exist a conditional right – other than the passage of time – for considerations received from the customer under the Construction Contract. Under the Construction Contract, we have:

•               one performance obligation (delivering the completed building), which we satisfy over time (ASC 606-10-50-9) in accordance with the construction progress via the input method. This performance obligation is not conditional on any other obligations, such as land availability, which has already been satisfied through the Land Sales Contract and the respective land parcel delivery; and

•               an unconditional right to bill for the total purchase price of the home as set forth during the original execution of the Construction Contract.

As a result, we believe that the disclosure requirements related to contract assets and contract liabilities in ASC 606-10-50-8 are not applicable to our accounting.

5. Commitments and Contingencies, page F-17

5.     We note your response to our comment 14.  Please further expand your disclosures to include the weighted average remaining lease term and weighted average discount rate for your leases. See ASC 842-20-50-4(g)(3) and ASC 842-20-50-40(g)(4).

In response to the Staff’s comments, we revised our disclosure on pages F-18 and F-41 of Amended Draft Registration Statement No. 2 to include the weighted average remaining lease term and weighted average discount rate for our operating and finance leases.

7. Debt, page F-42

6.     We note your response to our comment 15.  It is still not clear to us how the short-term land loan borrowings reconcile to the current portion line item included in your Contractual Obligations table on page 53.  Specifically, it is noted that the total short term borrowings related to land loans were 4,286,333 JPY as of December 31, 2021. Additionally, it is noted that the current portion and short term land borrowings disclosed in the table on page F-43 were 4,373,156 JPY as of December 31, 2021.  As such, it would appear that the difference between such amounts would be the current portion of the long term debt not associated with the short term land borrowings and would be 86,823 JPY as of December 31, 2021.  Given that your Contractual obligations table as of December 31, 2021 reflects 430,730 JPY excluding short term land borrowings that is due in 2022, please reconcile the differences between both disclosures.

In response to the Staff’s comments, we revised our disclosure on pages 53 and F-43 of Amended Draft Registration Statement No. 2 to reconcile the differences between both disclosures.

7.     We note your disclosure on page F-42 that your short term borrowings have a maturity of 3 to 6 months and that 4,286,333 JPY was outstanding as of December 31, 2021.  We further note that in your annual maturities table on page 43, only 2,901,390 JPY was due in 2022.  Given your response that your short term land borrowings are included in your disclosures on page F-43 please reconcile the differences between both disclosures.

In response to the Staff’s comments, we revised our disclosure on pages F-20, F-21, and F-44 of Amended Draft Registration Statement No. 2 to clarify that the annual maturities tables include only the payments associated with our long-term debts and exclude short-term land borrowings.

8.     It appears that the total aggregate outstanding principal balances as 6,937,872 JPY disclosed in your table on page F-43 does not match the 7,014,666 total annual principal payment on such loans disclosed in the annual maturities table.  Please revise or advise.

In response to the Staff’s comments, we revised the annual maturities tables on pages F-20, F-21, and F-44 of Amended Draft Registration Statement No. 2. The total annual principal payments in these annual maturities tables reflect the payments associated with our long-term debts. The sum of the total annual principal payments and short-term land loans equals the aggregate outstanding principal balances displayed in the debt schedule.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Eiji Nagahara
Name: Eiji Nagahara
Title: President and Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC